Exhibit (a)(1)(K)
Email Correspondence to Cox Enterprises and Cox Radio Employees
Dear Cox Employee:
Today, Cox Enterprises, Inc. is commencing a tender offer to acquire all outstanding shares of Cox Radio not currently owned by Cox Enterprises.  Our goal with this offer is to take one of the nation’s top radio companies private.  This is an opportunity to increase our investment in a company and management team that we believe is the best in the business.
As a private company, Cox Radio and its stations will be able to better concentrate on long-term strategies and will be relieved of the expenses associated with being a public company.  In addition, this transaction will accelerate opportunities among our newspaper, television and radio businesses, which the recent formation of Cox Media Group is making possible.
In the coming days, we expect Cox Radio’s Board of Directors to form a special committee of independent (non Cox Enterprises-affiliated) directors to consider our offer.  With the help of its own legal and financial advisors, that committee will evaluate our offer and may make a recommendation to shareholders as to whether they should tender their shares into our offer.  Each of the Cox Radio existing shareholders will have a right to make their own decision about this offer.
The attached press release and FAQ document will provide more details and answer questions you might have about our announcement and the tender offer.
If you don’t live in a Cox Radio market, I encourage you to visit www.coxradio.com and listen online —from top hits, to classic rock, gospel, dance, country, urban, sports, news, contemporary Hawaiian, and everything in between, we’ve got it all.  I believe in the future of Cox Radio and am confident this course of action will further Cox’s continued success.
/s/ Jimmy W. Hayes
Cox Radio shareholders and other interested parties are urged to read Cox Enterprises’ tender offer statement and other related documents. Cox Radio shareholders can obtain the tender offer statement and related documents free of charge at the SEC’s web site, www.sec.gov, or from Cox Enterprises at 6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications.

Q&A
Cox Radio shareholders and other interested parties are urged to read CEI’s tender offer statement and other related documents. Cox Radio shareholders can obtain the tender offer statement and related documents free of charge at the SEC’s web site, www.sec.gov, or from CEI at 6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications.
Questions for all Cox Employees, including Cox Radio:
1.	What is Cox Enterprises, Inc. (CEI) offering to do?

•	Through its subsidiary, Cox Media Group Inc., CEI is commencing a tender offer to acquire all outstanding shares of Cox Radio not currently owned by CEI.

•	If a majority of the non-CEI shareholders tender their shares, and if, after the offer, CEI owns at least 90% of the outstanding shares, then the offer will be followed by a merger in which Cox Radio becomes a wholly-owned subsidiary of CEI.

•	If CEI does not own at least 90% of the outstanding shares following the offer, CEI will then evaluate its alternatives.

2.	What is a tender offer?

•	A tender offer is an offer made directly to individual shareholders to purchase their shares for a cash payment.

•	This process is governed by Delaware corporate law and Securities and Exchange Commission (SEC) rules and regulations.

3.	Why is CEI doing this now?

•	We have confidence in the long-term potential of Cox Radio and its management team.

•	This transaction will allow us to further invest in a quality asset we know well and to best ensure Cox Radio maintains its best-in-class operations.

•	Cox Enterprises is committed to developing media businesses, and as a private company can take a long-term perspective, which is especially valuable in the current economic environment.

•	Given how the economic challenges are affecting the radio industry, we believe that private ownership offers advantages that will assist Cox Radio in attaining its business objectives.

•	After having recently formed Cox Media Group, we see the benefits of having all of our media assets in one place, thus completing the integration of our media group.

4.	What is the next step in the process?

•	We expect the Cox Radio Board of Directors to form a special committee, comprised of independent directors, to evaluate and discuss the tender offer further.

•	With the help of its own legal and financial advisers, the special committee will evaluate our offer and may make a recommendation as to whether shareholders should tender their shares into our offer.

•	Every shareholder will have the right to accept or reject our tender offer.

5.	Will leadership change as a result of the transaction?

•	CEI has great confidence in the management of Cox Radio.

6.	Will the transaction result in a change to the organizational structure of Cox Media Group?

•	Cox Radio will continue to be part of Cox Media Group.

7.	What does this mean for employees of CEI companies?

•	It will be business as usual for all Cox companies, including Cox Radio.

8.	Where and when will employees get more information?

•	Updates will be posted on InSite (insite.coxenterprises.com), CEI’s employee portal, as soon as they are available.
Questions for Cox Radio Employees Only
9.	Does the leadership of Cox Radio support this transaction?

•	The evaluation of our offer will be conducted by the special committee, and our shareholders will make their own determination.

10.	Will this transaction result in additional layoffs of Cox Radio employees?

•	CEI evaluates its business and staffing needs on an ongoing basis.

•	It is business as usual for Cox Radio employees under this proposed new structure.

11.	Will CEI divest any of its radio stations to pay off the cost of the transaction?

•	The transaction will be financed using cash on hand and through our existing credit facility.

12.	Will this transaction make Cox Radio less or more likely to acquire additional stations?

•	All CEI businesses continually explore and pursue opportunities to strengthen their respective businesses.

13.	Will this transaction affect my opportunities for advancement?

•	The transaction will not diminish Cox Radio’s mission or business objectives.

•	As in the past, opportunities for advancement in all of CEI’s businesses will continue to be based on the needs of the business and your individual performance.

14.	What happens to any Cox Radio stock that I may own through a stockbroker or the stock I own through a stock certificate?

•	If you own shares in Cox Radio, you may participate in any tender offer on the same basis as all other shareholders.

•	CEI is filing tender offer materials with the SEC and will mail those materials to Cox Radio shareholders.

o	Those materials will provide instructions and details about the options and rights you have as a Cox Radio shareholder.
•	You may elect not to sell your shares as part of the tender offer. However, you should be aware that if the short-form merger is implemented, your shares would be cancelled and you would receive the same per share cash payment as that made to tender offer participants.

15.	What about Cox Radio shares that I purchased through the Employee Stock Purchase Plan (ESPP) that remain at American Stock Transfer (AST)?

•	If you participated in an ESPP and you continue to hold these shares in an account with the ESPP plan agent (AST), you will receive a separate mailing pertaining to these shares and containing the tender offer documents, along with a reply envelope, to send your instructions to AST if you choose to tender your shares.

16.	Will employee salaries or benefits be affected?

•	This transaction will not impact the salary and benefits that Cox Radio employees are currently eligible to receive.

17.	What happens to any Cox Radio restricted stock that I hold under the long-term incentive plan (LTIP)?

•	If you hold restricted stock shares that were granted in 2005 through 2007, you will not be able to participate in the tender offer due to the transfer restrictions on your shares.

•	If your restricted stock becomes vested (as the result of your retirement, death or disability) before the expiration of the tender offer, you would be free to tender those shares in accordance with the terms of the tender offer.

•	In the event that CEI owns 90% of the outstanding shares following the offer and carries out the merger, your restricted shares would be cancelled as part of the merger, and you would receive a per share cash payment equal to the tender offer price, less applicable tax withholding.

•	In the event CEI does not own 90% of the outstanding shares following the offer, your restricted stock will remain outstanding subject to terms of your award.

18.	How will my restricted stock units be treated in the tender offer and the merger?

•	Unvested restricted stock units (awarded in 2008) cannot be tendered because they are not shares of stock. Once they become vested, you would receive shares equal to the number of units. If your restricted stock units become vested (as the result of your retirement, death or disability) before the expiration of the tender offer and you receive a distribution of shares for your restricted stock units, you would then be free to tender those shares in accordance with the terms of the tender offer.

•	Your restricted stock units will continue to remain in effect regardless of whether or not a merger occurs.

19.	How will my stock options be treated in the tender offer and the merger?

•	You are free to exercise any vested stock options you hold in accordance with their terms and then tender the shares you acquire through the option exercise under this tender offer. You should be aware that the exercise price of all outstanding options is greater than the tender offer price.

•	If you continue to hold options after the expiration of the tender offer, and we have not undertaken a merger, your options will continue in accordance with their terms until their expiration.

•	If you continue to hold options after the expiration of the tender offer and we do complete a merger, your ability to resell shares obtained through option exercise will be limited, as Cox Radio’s Class A common stock will no longer be listed on the NYSE.

20.	What does this mean for my performance awards under the long-term incentive plan?

•	Your performance awards will continue to remain in effect regardless of whether or not a merger occurs. Information on the treatment of these awards will be provided as details emerge.

21.	How can I obtain a statement showing my long-term incentive awards?

•	For information on all of your awards, you may access www.CoxTotalComp.com.

•	If you have additional questions, please call the employee line at (888) 871-0013 or in the Atlanta area, (678) 645-4502.

5